================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13d-2

                               (AMENDMENT NO. 22)

                                Storage USA, Inc.

                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   861907 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Jeffrey A. Klopf, Secretary
                       Security Capital Group Incorporated
                               125 Lincoln Avenue
                           Santa Fe, New Mexico 87501
                                 (505) 982-9292
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 14, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|.

                         (Continued on following pages)
================================================================================
                              (Page 1 of 11 Pages)

                                  SCHEDULE 13D

 -------------------------                           -----------------
 | CUSIP No. 861907 10 3 |                           |  Page 2 of 11 |
 -------------------------                           -----------------


--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
                  Security Capital Group Incorporated
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  36-3692698

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             _
                                                                 (a) |_|
                                                                      _
                                                                 (b) |_|
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK, OO
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               _
                                                                     |_|
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland
--------------------------------------------------------------------------------
    Number of    |     |     7.  SOLE VOTING POWER
                 |     |
      Shares     |     |          11,765,654
                 |--------------------------------------------------------------
   Beneficially  |     |     8.  SHARED VOTING POWER
                 |     |
     Owned By    |     |          -0-
                 |--------------------------------------------------------------
       Each      |     |     9.  SOLE DISPOSITIVE POWER
                 |     |
    Reporting    |     |          11,765,654
                 |-------------------------------------------------------------
   Person With   |     |     10.  SHARED DISPOSITIVE POWER
                 |     |
                 |     |          -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,765,654

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               _
                                                                     |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.5%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON REPORTING

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

 -------------------------                           -----------------
 | CUSIP No. 861907 10 3 |                           |  Page 3 of 11 |
 -------------------------                           -----------------


--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
                  SC Capital Incorporated
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  74-2985638

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             _
                                                                 (a) |_|
                                                                      _
                                                                 (b) |_|
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK, OO
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               _
                                                                     |_|
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
--------------------------------------------------------------------------------
    Number of    |     |     7.  SOLE VOTING POWER
                 |     |
      Shares     |     |          11,765,654
                 |--------------------------------------------------------------
   Beneficially  |     |     8.  SHARED VOTING POWER
                 |     |
     Owned By    |     |          -0-
                 |--------------------------------------------------------------
       Each      |     |     9.  SOLE DISPOSITIVE POWER
                 |     |
    Reporting    |     |          11,765,654
                 |--------------------------------------------------------------
   Person With   |     |     10.  SHARED DISPOSITIVE POWER
                 |     |
                 |     |          -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,765,654

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               _
                                                                     |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.5%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON REPORTING

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

 -------------------------                           -----------------
 | CUSIP No. 861907 10 3 |                           |  Page 4 of 11 |
 -------------------------                           -----------------


--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
                  SC Realty Incorporated
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  88-0330184

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             _
                                                                 (a) |_|
                                                                      _
                                                                 (b) |_|
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK, OO
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               _
                                                                     |_|
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
--------------------------------------------------------------------------------
    Number of    |     |     7.  SOLE VOTING POWER
                 |     |
      Shares     |     |          11,765,654
                 |--------------------------------------------------------------
   Beneficially  |     |     8.  SHARED VOTING POWER
                 |     |
     Owned By    |     |          -0-
                 |--------------------------------------------------------------
       Each      |     |     9.  SOLE DISPOSITIVE POWER
                 |     |
    Reporting    |     |          11,765,654
                 |--------------------------------------------------------------
   Person With   |     |     10.  SHARED DISPOSITIVE POWER
                 |     |
                 |     |          -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,765,654

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               _
                                                                     |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.5%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON REPORTING

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

 -------------------------                           -----------------
 | CUSIP No. 861907 10 3 |                           |  Page 5 of 11 |
 -------------------------                           -----------------


--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
                  Security Capital Operations Incorporated
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  52-2146697

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             _
                                                                 (a) |_|
                                                                      _
                                                                 (b) |_|
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK, OO
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               _
                                                                     |_|
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland
--------------------------------------------------------------------------------
    Number of    |     |     7.  SOLE VOTING POWER
                 |     |
      Shares     |     |          11,765,654
                 |--------------------------------------------------------------
   Beneficially  |     |     8.  SHARED VOTING POWER
                 |     |
     Owned By    |     |          -0-
                 |--------------------------------------------------------------
       Each      |     |     9.  SOLE DISPOSITIVE POWER
                 |     |
    Reporting    |     |          11,765,654
                 |--------------------------------------------------------------
   Person With   |     |     10.  SHARED DISPOSITIVE POWER
                 |     |
                 |     |          -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,765,654

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               _
                                                                     |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.5%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON REPORTING

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

 -------------------------                           -----------------
 | CUSIP No. 861907 10 3 |                           |  Page 6 of 11 |
 -------------------------                           -----------------


--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
                  Security Capital Holdings II Incorporated
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  74-2993367

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             _
                                                                 (a) |_|
                                                                      _
                                                                 (b) |_|
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK, OO
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               _
                                                                     |_|
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
    Number of    |     |     7.  SOLE VOTING POWER
                 |     |
      Shares     |     |          11,765,654
                 |--------------------------------------------------------------
   Beneficially  |     |     8.  SHARED VOTING POWER
                 |     |
     Owned By    |     |          -0-
                 |--------------------------------------------------------------
       Each      |     |     9.  SOLE DISPOSITIVE POWER
                 |     |
    Reporting    |     |          11,765,654
                 |--------------------------------------------------------------
   Person With   |     |     10.  SHARED DISPOSITIVE POWER
                 |     |
                 |     |          -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,765,654

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               _
                                                                     |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.5%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON REPORTING

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

 -------------------------                           -----------------
 | CUSIP No. 861907 10 3 |                           |  Page 7 of 11 |
 -------------------------                           -----------------


--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
                  Security Capital Holdings III Incorporated
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  74-2993369

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             _
                                                                 (a) |_|
                                                                      _
                                                                 (b) |_|
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK, OO
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               _
                                                                     |_|
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
    Number of    |     |     7.  SOLE VOTING POWER
                 |     |
      Shares     |     |          11,765,654
                 |--------------------------------------------------------------
   Beneficially  |     |     8.  SHARED VOTING POWER
                 |     |
     Owned By    |     |          -0-
                 |--------------------------------------------------------------
       Each      |     |     9.  SOLE DISPOSITIVE POWER
                 |     |
    Reporting    |     |          11,765,654
                 |--------------------------------------------------------------
   Person With   |     |     10.  SHARED DISPOSITIVE POWER
                 |     |
                 |     |          -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,765,654

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               _
                                                                     |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.5%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON REPORTING

         CO
--------------------------------------------------------------------------------

              This Amendment No. 22 (this "Amendment") is filed by Security Capital Group Incorporated ("Security Capital"), a Maryland corporation, SC Capital Incorporated, a Nevada corporation and wholly owned subsidiary of Security Capital ("SC Capital), SC Realty Incorporated, a Nevada corporation and wholly owned subsidiary of SC Capital ("SC-Realty"), Security Capital Operations Incorporated, a Maryland corporation and wholly owned subsidiary of SC-Realty ("Operations"), Security Capital Holdings II Incorporated, a Delaware corporation and wholly owned subsidiary of Operations ("Holdings II"), and Security Capital Holdings III Incorporated, a Delaware corporation and wholly owned subsidiary of Holdings II ("Holdings III"), and amends the Schedule 13D originally filed by Security Capital U.S. Realty and Security Capital Holdings S.A. (as previously amended, including by adding Security Capital and SC-Realty as reporting persons, the "Schedule 13D"). This Amendment relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Storage USA, Inc., a Tennessee corporation ("Storage"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended to add the following:

              On December 14, 2001, Security Capital entered into an Agreement and Plan of Merger, dated as of December 14, 2001 (the "Merger Agreement"), by and among Security Capital, General Electric Capital Corporation ("GECC") and EB Acquisition Corp ("Merger Sub"), a copy of which is attached hereto as Exhibit 24 and incorporated herein by reference. A copy of the joint press release of Security Capital and GECC announcing the Merger Agreement is attached hereto as
Exhibit 25.

              Pursuant to the Merger Agreement and subject to the terms and conditions contained therein, Merger Sub will merge with and into Security Capital, (the "Merger") with Security Capital as the surviving company. As a result of Merger, Security Capital Group will become an indirect wholly owned subsidiary of GECC, and shares of Security Capital Class B Common Stock, $.01 par value ("Class B shares") will be converted into the right to receive consideration consisting of $26 cash per share, subject to the substitution therefor as described below and in the Merger Agreement of a combination of cash and common shares of beneficial interest of ProLogis Trust ("ProLogis Common Stock") with an agreed of $26 per share (the "Class B Consideration"), and shares of Security Capital Class A Common Stock, $.01 par value ("Class B shares") will be converted into the right to receive 50 times the Class B consideration (the "Class A Consideration").

              GECC may elect (but no later than the 15th day before the Security Capital stockholder meeting to vote on the Merger and the Merger Agreement (the "Security Capital Stockholder Meeting")) to include the ProLogis Common Stock owned by Security Capital as part of the Class A Consideration and the Class B Consideration. If GECC so elects, the holders of Class B shares would receive $26 in cash per share less the value of the ProLogis Common Stock received by them (with the ProLogis Common Stock valued for such purposes based upon the 10-day trailing average price of the ProLogis Common Stock 2 days prior to the Group Stockholder Meeting), and the holders of the Class A shares would receive 50 times such amount. GECC may also revoke any election it may make to include the shares of ProLogis Common Stock as part of the Class A Consideration and the Class B Consideration, provided however that no such revocation may be made if such revocation would make it reasonably necessary, based upon the advice of Security Capital's independent counsel, to delay the Security Capital Stockholder Meeting.

              With the prior written consent of both Security Capital and GECC, Security Capital may at any time sell any or all of its ProLogis Common Stock, including to ProLogis Trust, pursuant to a public offering or private placement, negotiated third-party purchase or otherwise (a "ProLogis Sale"). In addition, Security Capital will, at the written request of GECC, use its reasonable best efforts to effect a ProLogis Sale in the manner requested by GECC, and subject to approval by GECC of any final pricing terms, provided that Security Capital shall not be required to effect a ProLogis Sale, or enter into any binding agreement to effect a ProLogis Sale, prior to the date which is 18 days prior to the then-applicable date of the Security Capital Stockholders Meeting (provided that if a "road show" with respect to a ProLogis Sale to be effected by a public offering shall have been commenced on or after the date which is 22 days prior to the then-applicable date of the Security Capital Stockholders Meeting, and there shall thereafter be a delay or postponement of the date of the Security Capital Stockholders Meeting, the relevant date which is 18 days prior to the previously-applicable date of the Security Capital Stockholders Meeting shall not be changed for purposes of these obligations). Security Capital will, after consultation with GECC, determine the manager(s) and book runner(s) in the event of any ProLogis Sale that is an underwritten offering.

              GECC may also determine to cause Security Capital to retain its shares of ProLogis Common Stock, in which case, holders of Security Capital Class B shares will receive $26 in cash for their shares and holders of Security Capital Class A shares 50 times such amount.

              Consummation of the Merger is subject to a number of conditions, including the approval of the Merger Agreement by a majority of the voting power of the outstanding stock of Security Capital, the absence of any injunction or other government action preventing the merger, obtaining antitrust and other required regulatory approvals, the effective registration under the Securities Act of the Prologis Common Stock, the accuracy of each parties representations and warranties and compliance with covenants and the absence of a Material Adverse Effect (as defined in the Merger Agreement) having occurred as to Security Capital Group. There can be no assurance that any of these conditions will be satisfied or waived or that even if satisfied or waived that the Merger will be completed. The merger is not conditioned on the consummation of the transactions set forth in the Purchase Agreement.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following:

              Pursuant to the Merger Agreement, Security Capital may not increase the consideration to be paid in connection with the Purchase Agreement or make any material change to the Purchase Agreement or grant any material waiver, consent or election thereunder, except with GECC's consent, provided that GECC shall be deemed to have consented to any such proposed increase in consideration or material change, waiver, consent or election, as the case may be, if GECC has not responded to Security Capital's request for consent within 24 hours of the delivery of such request.

              In addition, pursuant to the Merger Agreement, in the event any third party shall seek to acquire Storage for consideration in excess of that agreed to be paid pursuant to the Purchase Agreement, Security Capital shall determine to either (x) seek GECC's consent to offer to increase the consideration to be paid by the Security Capital in connection with the Purchase or (y) not to increase the consideration. If Security Capital determines not to so increase the price to be paid by the Security Capital, then, at the written request of GECC, Security Capital will nevertheless offer to increase the price to be paid in on such terms as GECC may designate. Immediately upon any subsequent termination of the Merger Agreement (or if the Purchase shall not have been consummated, upon the consummation of the Purchase), GECC shall pay to Security Capital an amount equal to the aggregate amount of any such increased price designated by GECC that may have been agreed with or accepted by Storage.

              Both prior to and following the Merger, Security Capital will continue to be the beneficial owner of the Common Stock, and any action or discussions taken in such connection will be subject to and conducted in accordance with all applicable legal rules and contractual agreements to which Security Capital Group is subject or which otherwise apply to the purchase or sale of Common Stock or Security Capital Group's investment in Security Capital including, the Purchase Agreement as previously described in this Schedule 13D and the Merger Agreement. Nothing contained herein is intended to indicate any intent to act otherwise than in accordance with such provisions and covenants, to modify any such provisions or to encourage Storage or any other person to do so. Subject to these requirements and limitations, however, Security Capital Group reserves all of its rights with respect to its investment intent as previously described in this Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 24 Agreement and Plan of Merger dated as of December 14, 2001, by and among Security Capital, GECC and Merger Sub (incorporated by reference to Exhibit 99.1 to Security Capital Group Current Report on Form 8-K, filed December 17, 2001).

Exhibit 25 Joint Press Release of Security Capital Group and GECC dated December 14, 2001 (incorporated by reference to Exhibit 99.2 to Security Capital Group's Current Report on Form 8-K, filed December 17, 2001).

                                    SIGNATURE

              After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                 SECURITY CAPITAL GROUP INCORPORATED


                                 By: /s/ Jeffrey A. Klopf
                                    Name: Jeffrey A. Klopf
                                    Title:   Senior Vice President and Secretary


                                 SC CAPITAL INCORPORATED


                                 By: /s/ Jeffrey A. Klopf
                                    Name: Jeffrey A. Klopf
                                    Title:   Secretary


                                 SC REALTY INCORPORATED


                                 By: /s/ Jeffrey A. Klopf
                                    Name: Jeffrey A. Klopf
                                    Title:   Secretary


                                 SECURITY CAPITAL OPERATIONS
                                 INCORPORATED


                                 By: /s/ Jeffrey A. Klopf
                                    Name: Jeffrey A. Klopf
                                    Title:   Secretary

                                 SECURITY CAPITAL HOLDINGS II INCORPORATED


                                 By: /s/ Jeffrey A. Klopf
                                    Name: Jeffrey A. Klopf
                                    Title:   Secretary


                                 SECURITY CAPITAL HOLDINGS III INCORPORATED


                                 By: /s/ Jeffrey A. Klopf
                                    Name: Jeffrey A. Klopf
                                    Title:    Secretary


     December 17, 2001

                                  EXHIBIT INDEX
                                  -------------



EXHIBIT                                DESCRIPTION
-------                                -----------

Exhibit 24 Agreement and Plan of Merger dated as of December 14, 2001, by and among Security Capital Group Incorporated, General Electric Capital Corporation and EB Acquisition Corp. (incorporated by reference to Exhibit 99.1 to Security Capital Group Incorporated's Current Report on Form 8-K, filed December 17, 2001).

Exhibit 25 Joint Press Release of Security Capital Group Incorporated and General Electric Capital Corporation dated December 14, 2001 (incorporated by reference to Exhibit 99.2 to Security Capital Group's Current Report on Form 8-K, filed December 17, 2001).